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                                                                    EXHIBIT 20.1



NEWS RELEASE
CONTACT:
Andrew Roberts                               Kendra Rasmussen
CapRock Investor Relations                   M/C/C
(972) 982-9550                               (972) 480-8383
InvestorRelations@caprock.com                kendra_rasmussen@mccom.com

                      CAPROCK COMMUNICATIONS NAMES FORMER
                       COMPUSA EXECUTIVE TO HEAD CFO POST
         Skinner was key part of computer product chain's rapid growth

DALLAS--AUGUST 15, 2000--CapRock Communications Corp. (Nasdaq:CPRK) announced today that former CompUSA Inc. executive James E. Skinner has been named senior vice president and chief financial officer of the company.

Skinner was an integral part of CompUSA's expansion in the 1990s, which elevated the company to one of the nation's top retailers and resellers of personal computer products and services. Last year, CompUSA had 225 locations and generated more than $6 billion in sales, up from just 20 locations and $500 million in sales when Skinner joined the company in 1991. In addition to his experience managing the financial aspects of a rapidly growing company, Skinner also brings critical relationships with the investment community.

"Because of Jim's background and the relationships within the high-tech industry that he has established over the years, CapRock will be able to benefit immediately," said CapRock CEO and Chairman Jere Thompson, Jr.

Most recently, Skinner was executive vice president and chief financial officer of CompUSA. He was CFO from 1994 until the company was acquired in March 2000. As CFO, Skinner was responsible for all financial, accounting and information technology activities as well as e-commerce, mergers and acquisitions, facilities, corporate purchasing, investor relations and public relations. Skinner's areas encompassed nine officers and more than 600 employees.

                                     -more-
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Prior to CompUSA, Skinner spent 16 years with Ernst & Young, an international professional services firm, including four years as a partner. He provided financial consulting services to a diverse client base and has extensive experience working with high technology, retail and high-growth companies.

ABOUT CAPROCK COMMUNICATIONS
CapRock is a southwestern U.S. facilities-based integrated communications provider (ICP) offering local, long-distance, Internet, data and private line services to business customers. The company also provides switched and dedicated access, regional and international long-distance, private lines, dark fiber and bandwidth to carrier customers. The company is building extensive fiber, voice and data networks throughout Texas, Louisiana, Arkansas, Oklahoma, New Mexico and Arizona. For more information, visit CapRock's web site at http://www.caprock.com.

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Statements contained in this news release regarding expected financial results and other planned events are forward-looking statements, subject to uncertainties and risks. Among many factors that could cause actual results to differ materially from those expected include, but are not limited to the substantial indebtedness of the Company; the Company's ability to successfully, timely and cost-effectively fund and complete its planned growth; and, competition in the various segments of the communications industry in which the Company participates. For an expanded discussion on these and additional risks associated with CapRock's business, please see the documents filed by CapRock Communications Corp. with the U.S. Securities and Exchange Commission.